Mail Stop 4561

August 10, 2006

By U.S. Mail and Facsimile to (212) 997-4242

John Sifonis
President
Trulite, Inc.
Three Riverway
Suite 1700
Houston, Texas 77056

Re: Trulite, Inc.
          Amendment No. 5 to Registration Statement on Form 10-SB
          Filed July 28, 2005
          File No. 0-51696

Dear Mr. Sifonis:

        We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Certain Relationships and Related Transactions, page 38

1.   Please disclose that Mr. Moran pled guilty in 1991 to charges of securities fraud and mail fraud.

2.   Please explain to us how the activities for which Mr. Moran has contracted with the company are consistent with the permanent injunctions entered against him by the U.S. District Court for the Southern District of New York in 1994.

Financial Statements (Restated) for the Year Ended December 31, 2005 and For the Period from Inception (July 15, 2004) through December 31, 2004.

 Audit Opinion, page F-15

3.   Please have your auditors revise their audit opinion explanatory paragraph to indicate that the restatement disclosures are located in Note B.

Note J – Common Stock Options, Page F-26

1. Please refer to our previous comment 6. We have reviewed the information contained in Annex A of your previous response. Please revise to disclose the following information related to the assumptions used in your calculation of the value of your stock options:

- Please disclose why your stock price assumption of $0.20 per share is appropriate. We note in your Statement of Stockholder's Equity that all shares of common stock issued since inception have been issued at a price of $1.00 per share.

- Please disclose why you have used an expected life of 4 years when you disclose an assumption of expected life of 7 years on page F-24.

- Please disclose why you used an estimate of 5,000 exercisable shares to determine the total fair value of the options granted. We note your disclosure on page F-29 that states that no options were exercisable at December 31, 2005. Also, your options do not appear to have graded vesting terms and therefore should be recognized on a straight line basis over the term of the options as required by paragraph of 30 SFAS 123.

- Revise to disclose why you have used option information as of December 31, 1997 considering that your company was incorporated on July 15, 2004.

- Considering the numerous changes in your option valuation models and the assumptions used therein, please provide the disclosures required by APB 20.

*   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or Paul Cline, Senior Accountant at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: David N. Feldman, Esq.
        Feldman Weinstein LLP
        420 Lexington Avenue, Suite 2620
        New York, New York 10170